Dear Fellow US Foods Stockholders:

We beneficially own approximately 8.7% of US Foods common stock, an approximately $700 million investment that makes us one of the Company’s largest common stockholders. Today we nominated seven highly qualified candidates for election to the Company’s Board of Directors (the “Board”) at the upcoming 2022 Annual Meeting. We took this step because we believe significant change is needed for the Company to fulfill its long-term potential. We take no pleasure in publicly criticizing companies or directors and generally work toward negotiated settlements that are in the long-term interests of all stakeholders. However, in this instance, we believe a proxy contest is the last option available to us to protect the interests of our fellow stockholders.

As the industry and business normalize after the COVID-19 pandemic, a new culture of accountability is required at US Foods, and we believe that change must start in the boardroom. While we do not question the individual accomplishments of the Company’s current directors, our engagement with the Company has led us to believe that a significant Board refreshment is necessary to hold current (or future) Company management accountable. We believe our nominees have the skills, experience and alignment to ensure this happens and to drive the best long-term outcome for all stakeholders.

The Company promised operational improvements and better margins, but has failed to deliver

Sachem Head takes a long-term approach to our investments, focusing on a limited number of high-quality businesses, generally over a multi-year holding period. We have been investors in US Foods since 2018, and until recently we have been a passive stockholder.

We became interested in the Company following an upbeat analyst day in March 2018, and made our initial purchases after a disappointing earnings report for the second quarter of 2018, where the Company reduced guidance it had issued only a few months before. At the time, we felt that the market was too pessimistic regarding US Foods’ ability to make progress toward improving efficiency and closing its relative margin gap to Sysco Corporation (NYSE: SYY) (“Sysco”), its closest industry peer. The Company was then (and has unfortunately remained) a “low-margin/low-multiple stock” relative to Sysco.

US Foods has consistently trailed Sysco’s domestic business1 in terms of operational execution. Management has indicated that US Foods has a 200 basis point margin gap versus Sysco’s domestic business, and has suggested that approximately 75% of the gap can be closed over time.2 We believe that this implies an opportunity to increase adjusted EBITDA by approximately $450 million (or approximately 35% of pre-pandemic adjusted EBITDA). US Foods emphasized supply chain efficiency at its 2018 investor day and has discussed the margin opportunity with investors repeatedly since then, but little progress has been made in addressing the problem, and in fact market consensus now expects the margin gap to widen in the coming years.

We believe that turnover in key leadership positions on the Company’s operations team has hampered management’s ability to make material improvements in operational efficiency. Since its initial public offering in 2016, the Company has had four different Chief Supply Chain Officers, and also a year-long period during the depths of the COVID-19 pandemic when there was no full-time supply chain executive serving in this critical role. This level of turnover in a key leadership role is compounded by the fact that the Company’s Chief Executive Officer has little prior background in supply chain management.

While the COVID-19 pandemic has been a challenging period for the industry and obviously shifted investor focus in the sector – first to liquidity and then to volume recovery – we are now pivoting to a focus on efficiency and operating performance as the entire industry faces a difficult labor and supply chain environment. These challenges amplify the need for US Foods to be as efficient and crisp in its execution as possible.

US Foods’ failures have destroyed its credibility with investors

The capital markets are not always perfect, but over the long term, we believe that they generally reward companies that deliver on their promises – and have boards that hold management teams accountable if they fail to do so. After years of failing to execute on the margin opportunities that the Company itself has identified, investors no longer trust that US Foods will ever make good on its promises. This lack of faith in management is reflected in the Company’s industry-low valuation – despite highly similar business models and leverage levels on fully recovered market consensus CY2023 estimates, US Foods currently trades at approximately 13x earnings per share, while Sysco trades at approximately 19x earnings per share. We believe that the Company’s multiple discount to Sysco will persist until real change occurs and the Company regains the trust of its stockholders.

This lack of trust is also reflected in the Company’s underperformance relative to its peers and the broader market with respect to total shareholder return:

Relative Cumulative Total Shareholder Return as of 2/11/2022
Time Period	USFD	SYY	PFGC	S&P 500	Russell 3000
1 Year	4%	11%	3%	14%	10%
3 Year	7%	35%	36%	71%	68%
5 Year	37%	78%	125%	108%	102%
Note: Total shareholder return with dividends re-invested in security. Source Bloomberg

1 Sysco US Foodservice Operations, SYGMA and Other divisions with a corporate overhead allocation based on percent of revenue.

2 See management commentary at the Barclays Eat, Sleep, Play Conference in December 2017 and similar comments three years later at the ICR Conference in January 2021 (noting that, with respect to the margin gap, “nothing has changed”).

We have offered solutions, but the current Board doesn’t even acknowledge a problem

After years of disappointment with the Company’s performance, we engaged Bernardo Hees in 2021 to advise us on operational improvements that might be possible at US Foods. Bernardo is a proven value creator, with a strong track record of developing a culture of accountability and operational efficiency. He led the turnaround of Brazilian railroad América Latina Logística (“ALL”), transformed Burger King, improved margins at H.J. Heinz, and led the integration of 3G’s merger of Kraft and Heinz. In his current position as Executive Chairman of Avis, he has helped transform the corporate culture and unleashed a significant increase in stockholder value.

Bernardo’s career experience reflects a unique parallel to the Company’s operations – he has been the CEO of a foodservice customer (Burger King), a foodservice supplier (Kraft Heinz) and a route-based network (ALL). We believe his experience can provide the Company’s boardroom with operational expertise and discipline that would be difficult to replicate in any other single director.

When we initially presented our ideas to CEO Pietro Satriano and members of the Company’s Board last fall, we told them we wanted to work with the current Board and management team, not replace them. We suggested an executive role for Bernardo, modeled after the highly successful Executive Chairman position he currently holds at Avis. In this arrangement, we felt that US Foods could benefit from Bernardo’s best-in-class operating and supply-chain expertise, combined with Mr. Satriano’s experience in marketing and brand management. Above all, we made clear that we were not advocating for Bernardo or anyone else to step into the Chief Executive Officer role at this time.

At the outset of our engagement with the Company in mid-October 2021, we asked that Mr. Satriano and other members of the Board meet with Bernardo to discuss the Company’s challenges and opportunities. A meeting with Mr. Satriano was scheduled relatively quickly, and we were under the impression that the meeting had gone well and might represent the beginning of a productive working relationship. Meetings with other members of the Board took longer to schedule and finally occurred in mid-December. Within days of those meetings, to our surprise, the current Board made its decision very clear: it refused to consider any compromise that would have Bernardo involved in any capacity. While the Company eventually offered to name a Sachem Head representative and a mutually agreeable director to the Board, we declined because we did not think it would enable the significant changes required to achieve the Company’s full potential.

During our recent interactions with the Company, it has become apparent that there is a deep-seated resistance to real change at US Foods, and, in fact, a lack of acknowledgement that there is even a problem. Although we note that the Board has recently taken the long-overdue step of separating the roles of the chairman and Chief Executive Officer, we are focused on real outcomes for stockholders – not window-dressing undertaken in anticipation of a proxy contest.

Change in the boardroom can unlock the significant value opportunity at US Foods

Over the next few years, there is a significant opportunity for US Foods to improve operational execution, resulting in adjusted EBITDA margins closer to Sysco’s domestic business. With renewed focus at the Board level, we believe the Company can realize $300 million in profit upside over consensus EBITDA estimates, leading to a clear path to achieving $4.00 in earnings per share in the coming years. Assuming valuation levels more in-line with peers as the market regains faith in better execution, we believe there could be greater than 100% upside from current stock price levels.

We believe that these operational improvements can be completed over time and without a material impact on revenue, and may even enhance revenue growth as operations run more efficiently. Ultimately, better execution will improve the Company’s relationships with customers and suppliers – but this will require a Board that is willing to acknowledge the problem, help identify solutions and hold management accountable to US Foods stockholders.

We have nominated an accomplished slate of nominees with extensive operational experience in key areas of relevance. These nominees will bring desperately needed skills, experience and alignment to the US Foods Board. We look forward to engaging with our fellow stockholders as this process unfolds.

Sincerely,

Scott Ferguson

Sachem Head Capital Management LP

Biographies of Sachem Head’s Nominees

Meredith Adler

We believe Ms. Adler’s deep food industry and financial experience make her an ideal director candidate for US Foods’ Board. Ms. Adler previously served as a member of the board of directors of Performance Food Group Company (NYSE: PFGC), one of the largest food and food service distribution companies in North America, until last year. Before her retirement in 2016, she served as a Senior Equity Analyst and Managing Director at Barclays plc (NYSE: BCS). She has extensive prior financial services industry experience, having worked as a stock and bond analyst at Lehman Brothers Holdings Inc., Chemical Banking Corporation (n/k/a JPMorgan Chase & Co. (NYSE: JPM)), Credit Suisse First Boston, Inc., Salomon Brothers, Inc. and L.F. Rothschild.

James J. Barber, Jr.

We believe Mr. Barber’s substantial supply chain expertise, honed as an executive over more than three decades, would be an extremely valuable addition to the US Foods Board. Mr. Barber is the former Chief Operating Officer of United Parcel Service, Inc. (“UPS”) (NYSE: UPS), one of the world’s largest package delivery companies. Mr. Barber began his career in 1985 as a package delivery driver for UPS in Atlanta, Georgia after obtaining his Finance degree from Auburn University. He then spent 30+ years at UPS holding roles of increasing responsibility within the US, followed by relocating to Europe and becoming President of UPS Europe. Mr. Barber then relocated back to the US to become President of UPS International and join the UPS Management Committee. Mr. Barber previously served as a trustee for The UPS Foundation, on the boards of UNICEF and the Folks Center for International Business at the University of South Carolina.

Scott D. Ferguson

We believe Mr. Ferguson’s position as a significant investor in the Company and his extensive strategic, financial, entrepreneurial and corporate governance experience make him an ideal director candidate for the US Foods Board. Mr. Ferguson is the founder and managing partner of Sachem Head Capital Management LP, a value-oriented investment management firm based in New York. Prior to founding Sachem Head, he spent nine years at Pershing Square Capital Management, L.P., which he joined pre-launch as the firm’s first investment professional. Prior to Pershing Square, Mr. Ferguson served as a vice president at American Industrial Partners LLC, an operations focused private equity firm, from 1999 to 2001. Mr. Ferguson was also a business analyst at McKinsey & Company from 1996 to 1999. He currently serves on the boards of directors of Olin Corporation (NYSE: OLN), Elanco Animal Health Incorporated (NYSE: ELAN), and the Henry Street Settlement, and he is also a member of the Robin Hood Leadership Council. He previously served on the board of directors of Episcopal Charities of the Diocese of New York and is a former director of Autodesk, Inc. (NASDAQ: ADSK), a leading design & engineering software company.

Jeri B. Finard

We believe Ms. Finard’s food and consumer goods executive leadership experience as well as marketing and operational background would be a valuable asset to the Board. Ms. Finard has spent more than two decades in food and consumer goods-related executive roles. She has served as President and Chief Executive Officer, North America of Godiva Chocolatier, Inc., and in senior roles at Kraft Foods, Inc. (n/k/a Mondelēz International, Inc. (NASDAQ: MDLZ)) and at Avon Products, Inc. (n/k/a Avon International). Her current and prior board experience includes Serta Simmons Bedding, LLC, OLLY Public Benefit Corporation, Seventh Generation, Inc., Frontier Communications Corporation (n/k/a Frontier Communications Parent, Inc. (NASDAQ: FYBR)), RevAir, HEX Performance, LLC, Raymundos Food Group, LLC and WeAre8.

John J. Harris

We believe Mr. Harris’ more than three decades of experience in operational and executive roles at the world’s largest food and beverage company would be extremely additive to the US Foods Board. Mr. Harris served in a number of senior roles at Nestlé S.A. (OTC: NSRGY), the world's largest food and beverage company, including as Chairman and Chief Executive Officer of Nestlé Waters, S.A., and Chief Executive Officer Nestlé Petcare Europe. He is a former Chairman of the board of directors of the North American Pet Food Institute. Mr. Harris joined Carnation Company in 1974 and joined Nestle in 1984 after it acquired Carnation, retiring after a 39-year career at the combined company. Mr. Harris serves on the boards of directors of the California State University, Northridge Foundation and the Advocates Pro Golf Association Tour.

Bernardo V. Hees

We believe that Mr. Hees’ broad range of public board experience, turnaround acumen, supply chain expertise and executive leadership abilities make him an ideal candidate for the US Foods Board. Mr. Hees previously served as the Chief Executive Officer of The Kraft Heinz Company (NASDAQ: KHC), Chief Executive Officer of H.J. Heinz Holding Corporation, Chief Executive Officer of Burger King Worldwide Holdings, Inc., a subsidiary of Restaurant Brands, Inc. (NYSE: QSR), and Burger King Worldwide, Inc., also a subsidiary of Restaurant Brands. Most recently, he served as partner at 3G Capital Inc. His prior logistics experience includes serving in various roles for América Latina Logística, the largest full-service logistics provider in Latin America, including as Chief Executive Officer. Mr. Hees’ board experience includes currently serving as the Executive Chairman of the board of directors for Avis Budget Group, Inc. (NASDAQ: CAR), and as a member of the board of directors of Bunge Limited (NYSE: BG), a global agribusiness and food company, and HPX Corp. (NYSE: HPX), a special purpose acquisition company. He previously served on the board of directors for Burger King Inc.

David A. Toy

We believe Mr. Toy’s extensive food industry leadership experience and multi-functional corporate and financial background make him an ideal director candidate for the US Foods Board. Mr. Toy currently serves as the Chief Executive Officer of Heartisan Foods Inc., an omni-channel market leader in smoked, flavored, and kosher all-natural cheese. Previously, he served in numerous positions for Sauer Brands, Inc., a manufacturer of food products, and as Chief Financial Officer for Diversey Inc., a provider of cleaning and hygiene products. Prior to that, he held a variety of positions at The Kraft Heinz Company (NASDAQ: KHC), one of the largest food and beverage companies in the world, including as President, US Foodservice. His other experience includes corporate planning and financial roles at Lexmark International, Inc. and Eastman Chemical Company (NYSE: EMN). Mr. Toy serves as a member of the board of directors of QBD & Minus Forty Technologies Corp., a North American designer and manufacturer of refrigerated marketing solutions.

About Sachem Head Capital Management

Sachem Head is an investment manager founded in 2012 by Scott D. Ferguson. The firm employs a concentrated, value-oriented investment strategy and is primarily focused on equity investments in North America and Europe.

Investor Contact:

Innisfree M&A Incorporated

Scott Winter / Jonathan Salzberger

(212) 750-5833

Media Contact:

Longacre Square Partners

Dan Zacchei / Joe Germani

DZacchei@longacresquare.com / JGermani@longacresquare.com

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CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Sachem Head Capital Management LP, together with the other participants named herein (collectively, "Sachem Head"), intends to file a preliminary proxy statement and accompanying GOLD proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2022 annual meeting of stockholders of US Foods Holding Corp., a Delaware corporation (the "Company").

SACHEM HEAD STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, INNISFREE M&A INCORPORATED.

The participants in the proxy solicitation are Sachem Head LP, Sachem Head Master LP (“SHM”), SH Sagamore Master VIII Ltd. ("Sagamore Master VIII”), SH Stony Creek Master Ltd. (“Stony Creek Master”), Sachem Head Capital Management LP (“Sachem Head Capital”), Uncas GP LLC (“SH Management”), Sachem Head GP LLC (“Sachem Head GP”), Scott D. Ferguson, Meredith Adler, James J. Barber, Jr., Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy.

As of the date hereof, Sachem Head LP beneficially owns directly 5,527,127 shares of Common Stock, par value $0.01 per shares, of the Company (the “Common Stock”). As of the date hereof, SHM beneficially owns directly 3,581,528 shares of Common Stock. As of the date hereof, Sagamore Master VIII beneficially owns directly 9,208,222 shares of Common Stock. As of the date hereof, Stony Creek Master beneficially owns 1,117,930 shares of Common Stock. Sachem Head Capital, as the investment advisor to Sachem Head LP, SHM, Sagamore Master VIII and Stony Creek Master, may be deemed to beneficially own the aggregate of 19,434,852 shares of Common Stock owned directly by Sachem Head LP, SHM, Sagamore Master VIII and Stony Creek Master. SH Management, as the general partner of Sachem Head Capital, may be deemed to beneficially own the aggregate of 19,434,852 shares of Common Stock owned directly by Sachem Head LP, SHM, Sagamore Master VIII and Stony Creek Master. Sachem Head GP, as the general partner of Sachem Head LP and SHM, may be deemed to beneficially own the aggregate of 9,108,700 shares of Common Stock owned directly by Sachem Head LP and SHM. Mr. Ferguson, as the managing partner of Sachem Head Capital and the managing member of SH Management and Sachem Head GP, may be deemed to beneficially own the aggregate of 19,434,852 shares of Common Stock owned directly by Sachem Head LP, SHM, Sagamore Master VIII and Stony Creek Master. As of the date hereof, none of Mses. Adler or Finard or Messrs. Barber, Harris, Hees or Toy owns any shares of Common Stock.